Exhibit (d)(2)

December 22, 2004

Kohlberg Kravis Roberts & Co., L.P.
9 West 57th Street
New York, New York 10019

Attention: Scott Nuttall

Dear Sirs:

In connection with the proposed acquisition of Masonite International Corporation (the “Company”), by this letter I agree, effective as of the closing of such acquisition (the “Closing”), to purchase equity in the amount of at least US$7.5 million in the ultimate corporate entity acquiring the Company on terms mutually acceptable to you and me and consistent with previous discussions between you and me.

In addition, in exchange for good and valuable consideration, I hereby agree that, effective as of the Closing, the Memorandum of Agreement made as of the 1st day of February, 1996, as amended on February 4, 1999 and July 23, 2003 between the Company and me is cancelled and of no further force or effect with respect to me effective as of the Closing if I make my investment.

I further agree that, from the date hereof until the Closing, I will not exercise any options to purchase shares of the Company’s common stock currently held by me which are vested and exercisable or which become vested and exercisable prior to the Closing.

Sincerely,

Philip Orsino